Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME TO PRESENT AT PIPER JAFFRAY
HEALTHCARE CONFERENCE

Vancouver, Canada, November 29, 2010 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today announced that Doug Janzen, President and CEO, is scheduled to present an overview of Cardiome at the Piper Jaffray Healthcare Conference in New York City on Wednesday, December 1, 2010 at 10:00am Eastern (7:00am Pacific).

A live webcast of Mr. Janzen’s presentation can be accessed on Cardiome’s website at www.cardiome.com.  A replay of the webcast will be posted after the presentation and will be available until December 31, 2010.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused drug development company dedicated to the advancement and commercialization of novel treatments for disorders of the heart and circulatory system.  Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM).  For more information, please visit our web site at www.cardiome.com.

For Further Information:
Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com